UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Geely Senior Convertible Notes

On June 24, 2024, Lotus Technology Inc. (the “Company”) entered into a convertible note purchase agreement (the “Purchase Agreement”) with Geely International (Hong Kong) Limited (the “Investor”), pursuant to which the Investor will purchase from the Company convertible notes in two tranches (the “Notes” and each a “Note”) in an aggregate principal amount equal to the U.S. dollar equivalent of RMB800 million through a private placement. The transaction is subject to customary closing conditions and the closing is expected to take place in the near future.

Each Note will mature on June 22, 2025 and bears an interest rate per annum equal to the secured overnight financing rate (SOFR) on the issue date plus 3.35%, payable on the maturity date. Subject to the terms of the applicable Note, the Notes may be convertible into ordinary shares or American depositary shares (“ADSs”) of the Company at the option of the Investor starting from the 30th trading days after the applicable issue date. The initial conversion price equals to the volume-weighted average of the last reported sale price of the Company’s ADSs over the 10 consecutive trading days immediately preceding the applicable conversion date. Unless otherwise agreed upon by the Investor, the Notes will rank senior to all other present and future unsecured and unsubordinated indebtedness of the Company and its subsidiaries, subject to the requirements of applicable laws.

Copies of the Purchase Agreement and the form of the Notes are included in this current report on Form 6-K as Exhibit 10.1 and 10.2 and the foregoing description of the Purchase Agreement and the Notes is qualified in its entirety by reference thereto.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Convertible Note Purchase Agreement, dated June 24, 2024, by and between Lotus Technology Inc and Geely International (Hong Kong) Limited
10.2	Form of Senior Convertible Note
99.1	Press release – Lotus Technology Secures Investment from Strategic Investor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Alexious Kuen Long Lee
Name	:	Alexious Kuen Long Lee
Title	:	Director and Chief Financial Officer

Date: June 24, 2024